Exhibit 12.1

MASTERCARD INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

in thousands, except ratios

	Six Months Ended June 30, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$1,972	$2,746	$2,757	$2,218	$(383)	$1,671
Loss attributable to non-controlling interests and equity investments	13	18	1	3	2	1
Add: Fixed charges	11	29	56	120	109	62

Earnings (loss)	$1,996	$2,793	$2,814	$2,341	$(272)	$1,734

Fixed charges:
Interest expense	$9	$25	$52	$115	$104	$57
Portion of rental expense under operating leases deemed to be the equivalent of interest (1)	2	4	4	5	5	5

Total fixed charges	$11	$29	$56	$120	$109	$62

Ratio of earnings to fixed charges	181.5	96.3	50.3	19.5	— (2)	28.0

(1)	Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.
(2)	The ratio coverage was less than 1:1. MasterCard would have needed to generate additional earnings of $381 million to achieve a coverage of 1:1 in 2008.